Filed Pursuant to Rule 433

Free Writing Prospectus dated April 21, 2022

Relating to Preliminary Prospectus Supplement dated April 21, 2022 and

Prospectus dated April 24, 2020

Registration No. 333-237836

Lockheed Martin Corporation

Pricing Term Sheet

April 21, 2022

	3.900% Notes due 2032	4.150% Notes due 2053	4.300% Notes due 2062

Issuer:	Lockheed Martin Corporation	Lockheed Martin Corporation	Lockheed Martin Corporation

Security Type:	Senior Unsecured	Senior Unsecured	Senior Unsecured

Trade Date:	April 21, 2022	April 21, 2022	April 21, 2022

Settlement Date (T+10)*:	May 5, 2022	May 5, 2022	May 5, 2022

Interest Payment Dates:	June 15 and December 15, beginning on June 15, 2022	June 15 and December 15, beginning on June 15, 2022	June 15 and December 15, beginning on June 15, 2022

Expected Ratings**:	A3 / A- / A-	A3 / A- / A-	A3 / A- / A-

Principal Amount:	$800,000,000	$850,000,000	$650,000,000

Maturity:	June 15, 2032	June 15, 2053	June 15, 2062

Coupon:	3.900% per annum, accruing from May 5, 2022	4.150% per annum, accruing from May 5, 2022	4.300% per annum, accruing from May 5, 2022

Price to Public:	99.912% of principal amount, plus accrued interest, if any, from May 5, 2022	99.312% of principal amount, plus accrued interest, if any, from May 5, 2022	99.247% of principal amount, plus accrued interest, if any, from May 5, 2022

Yield to Maturity:	3.911%	4.190%	4.340%

Spread to Benchmark Treasury:	+100 basis points	+125 basis points	+140 basis points

Benchmark Treasury:	1.875% due February 15, 2032	1.875% due November 15, 2051	1.875% due November 15, 2051

Benchmark Treasury Price and Yield:	91-06+ / 2.911%	79-02 / 2.940%	79-02 / 2.940%

Optional Redemption:

Prior to March 15, 2032 (three months prior to the maturity date), callable at the greater of (a) the make-whole price of T+15 basis points and (b) 100% of the principal amount, plus accrued and unpaid interest to the redemption date

Callable at par on or after March 15, 2032

Prior to December 15, 2052 (six months prior to the maturity date), callable at the greater of (a) the make-whole price of T+20 basis points and (b) 100% of the principal amount, plus accrued and unpaid interest to the redemption date

Callable at par on or after December 15, 2052

Prior to December 15, 2061 (six months prior to the maturity date), callable at the greater of (a) the make-whole price of T+25 basis points and (b) 100% of the principal amount, plus accrued and unpaid interest to the redemption date

Callable at par on or after December 15, 2061

CUSIP:	539830 BR9	539830 BS7	539830 BT5

ISIN:	US539830BR92	US539830BS75	US539830BT58

Joint Book-Running Managers:

Wells Fargo Securities, LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

Joint Lead Managers:	Barclays Capital Inc. Morgan Stanley & Co. LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc. UniCredit Capital Markets LLC

Senior Co-Managers:	ANZ Securities, Inc. BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. Lloyds Securities Inc. PNC Capital Markets LLC RBC Capital Markets, LLC

Co-Managers:	Academy Securities, Inc. Castle Oak Securities, L.P. Drexel Hamilton, LLC Great Pacific Securities MFR Securities, Inc. Penserra Securities LLC R. Seelaus & Co., LLC Siebert Williams Shank & Co., LLC

*

Note: The issuer expects that delivery of the notes will be made to investors on or about May 5, 2022, which will be the tenth business day following the date of this pricing term sheet (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of the prospectus supplement will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to delivery should consult their advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC that are incorporated by reference in the prospectus for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll free at +1 (800) 645-3751 or BofA Securities, Inc. toll free at +1 (800) 294-1322.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Lockheed Martin Corporation on April 21, 2022 relating to its prospectus dated April 24, 2020.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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